

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Nicholas Woodman
Chief Executive Officer
GoPro, Inc.
3025 Clearview Way
San Mateo, California

> **Re: GoPro, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-36514**

Dear Nicholas Woodman :

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services